                                                                   Exhibit 99.5

                       SATYAM COMPUTER SERVICES LIMITED

                     CONDENSED CONSOLIDATED BALANCE SHEET
                            As at December 31, 2002
                                  (Unaudited)

                                                      As at       As at
                                                   December 31, March 31,
                                                       2002       2002
                                                   ------------ ----------
                                                        Rs. in Lakhs
      I.  Sources of Funds
         Share Capital............................    6,290.84    6,290.80
         Reserves and Surplus.....................  213,195.38  190,571.35
         Minority Interest........................       82.47   17,817.48
         Loan funds:
           Secured Loans..........................      881.52      653.81
                                                    ----------  ----------
                                                    220,450.21  215,333.44
                                                    ==========  ==========
      II.  Application of Funds
         Fixed Assets.............................   34,380.54   61,230.53
         Investments..............................   12,751.93    7,829.60
         Current Assets, Loans and Advances
             (a) Inventories......................      129.48      427.39
             (b) Sundry Debtors...................   46,722.14   46,410.66
             (c) Cash and Bank Balances...........  142,476.58  118,983.12
             (d) Loans and Advances...............   10,705.21   10,472.56
                                                    ----------  ----------
                                                    200,033.41  176,293.73
         Less: Current Liabilities and Provisions
             (a) Current Liabilities..............   20,188.31   23,841.03
             (b) Provisions.......................    6,681.06    6,113.12
                                                    ----------  ----------
         Net Current Assets.......................  173,164.04  146,339.58
         Deferred Tax Liabilities.................      153.71       66.27
                                                    ----------  ----------
                                                    220,450.22  215,333.44
                                                    ==========  ==========

   Notes to Consolidated Accounts form an integral part of the Consolidated
                                Balance Sheet.

                           for and on behalf of the Board of Directors

                   B. Ramalinga Raju               B. Rama Raju
                   Chairman                        Managing Director

                   V. Srinivas                     G. Jayaraman
                   Director                        Vice President (Corp.
                   & Sr. Vice President--Finance   Affairs) & Company Secretary

Place: Secunderabad
Date: January 23, 2003

                       SATYAM COMPUTER SERVICES LIMITED

                CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
            For the Quarter and Nine Months Ended December 31, 2002
                                  (Unaudited)

                                                                     Nine Months
                                                       Quarter ended    ended      Year ended
                                                       December 31,  December 31,  March 31,
                                                           2002          2002         2002
                                                       ------------- ------------ -----------
                                                                    Rs. in Lakhs
Income from Sales and Services........................    58,097.11   166,735.95   196,681.13
Other Income..........................................       356.78     1,937.43     8,850.78
                                                        -----------  -----------  -----------
                                                          58,453.89   168,673.38   205,531.91
                                                        ===========  ===========  ===========
Cost of Software and Hardware sold....................       347.49     1,145.83     1,944.52
Personnel Expenses....................................    26,810.90    79,655.77    91,376.55
Operating and Administration Expenses.................    16,633.67    49,411.26    70,343.49
Financial Expenses....................................        56.57       159.07     1,176.05
Depreciation and Amortization (including impairment of
  goodwill)...........................................     4,274.80    14,928.77    63,031.23
                                                        -----------  -----------  -----------
                                                          48,123.43   145,300.70   227,871.84
                                                        -----------  -----------  -----------
Profit/(Loss) Before Taxation and Minority Interest...    10,330.46    23,372.68   (22,339.93)
Provision for Taxation          -- Current............     1,320.26     3,670.26     2,996.99
                                -- Deferred...........      (190.32)     (219.98)       57.19
                                -- Earlier years......         6.22         6.22       460.00
                                                        -----------  -----------  -----------
Profit After Taxation, Before Minority Interest.......     9,194.30    19,916.18   (25,854.11)
Share in Profit/(loss) of associate companies.........      (273.19)     (273.19)          --
Minority Interest.....................................     1,106.42     6,343.72    33,704.31
                                                        -----------  -----------  -----------
Profit/(Loss) After Taxation and Minority Interest....    10,027.53    25,986.71     7,850.20
                                                        ===========  ===========  ===========
Earnings Per Share
   Basic (Rs. per equity share of Rs. 2 each)......            3.19         8.26         2.53
   Diluted (Rs. per equity share of Rs. 2 each)....            3.18         8.24         2.53

No. of Shares used in computing Earnings per Share
   Basic...........................................     314,541,457  314,540,598  310,519,726
   Diluted.........................................     315,291,458  315,285,571  310,786,343

   Notes to Consolidated Accounts form an integral part of the Consolidated Profit and Loss Account.

                           for and on behalf of the Board of Directors

                   B. Ramalinga Raju               B. Rama Raju
                   Chairman                        Managing Director

                   V. Srinivas                     G. Jayaraman
                   Director                        Vice President (Corp.
                   & Sr. Vice President--Finance   Affairs) & Company Secretary

Place: Secunderabad
Date: January 23, 2003

                       SATYAM COMPUTER SERVICES LIMITED

                  CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                    For the Quarter Ended December 31, 2002
                                  (Unaudited)

                                                                 Nine Months
                                                   Quarter ended    ended     Year ended
                                                   December 31,  December 31,   March
                                                       2002          2002        2002
                                                   ------------- ------------ ----------
                                                               (Rs. in Lakhs)
Cash flows from operating activities..............   15,552.20     31,600.00   55,459.74
Cash flows from investing activities..............  (67,590.74)   (67,270.33) (18,862.65)
Cash flows from financing activities..............   (2,054.16)    (1,928.60)  50,864.32
                                                    ----------    ----------  ----------
Net increase/(decrease) in cash and cash
  equivalents.....................................  (54,092.70)   (37,598.93)  87,461.41
                                                    ----------    ----------  ----------
Cash and cash equivalents at the beginning of
  period..........................................  130,853.40    114,359.63   31,521.71
                                                    ----------    ----------  ----------
Cash and cash equivalents at the end of period*...   76,760.70     76,760.70  118,983.12
                                                    ==========    ==========  ==========

--------
* Long Term Deposits amounting to 65,715.87 with Scheduled Banks not considered as part of cash and cash equivalents for and on behalf of the Board of Directors

                   B. Ramalinga Raju               B. Rama Raju
                   Chairman                        Managing Director

                   V. Srinivas                     G. Jayaraman
                   Director                        Vice President (Corp.
                   & Sr. Vice President--Finance   Affairs) & Company Secretary

Place: Secunderabad
Date: January 23, 2003

                       SATYAM COMPUTER SERVICES LIMITED

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

a) Satyam Computer Services Limited and its consolidated subsidiaries (hereinafter referred to as "Satyam") are engaged in providing information technology services, Internet services and developing software products.

b) The accounting policies followed in the preparation and presentation of these consolidated financial statements are same as those followed in the annual consolidated financial statements for the year ended March 31, 2002. There has been no change in the accounting policies during this interim period.

c) List of domestic and foreign subsidiaries considered for consolidation:-

                                                     Country of   Extent of Holding (%) as
S. No.        Name of the Subsidiary Company        Incorporation   on December 31, 2002
------        ------------------------------        ------------- ------------------------
  1.   Satyam (Europe) Limited                               UK            100.00
  2.   Satyam Asia Pte Limited                        Singapore            100.00
  3.   Satyam Japan KK                                    Japan            100.00
  4.   Vision Compass Inc.,                                 USA            100.00
  5.   Satyam Ideaedge Technologies Private Limited         USA            100.00
  6.   Nipuna Services Limited                            India            100.00
  7.   Satyam Manufacturing Technologies Inc.,              USA             76.00
  8.   Satyam Infoway Limited*                            India             52.51

--------
* The Company's holding in SIFY Ltd reduced from 52.51% as of March 31, 2002 to 37.15% as at December 9, 2002 and ceased to exist as a subsidiary. (Refer Note. D)

   Investments in SIFY Limited has been dealt with in accordance with the Accounting Standard (AS) 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

                                                        Extent of Holding (%) of
                                                         Satyam Infoway Limited
S. No.       Subsidiaries of Satyam Infoway             as on December 31, 2002
------       ------------------------------             ------------------------
  1.   India Plaza, Inc.,                           USA          100.00
  2.   India World Communications Private Limited India          100.00
  3.   Satyam Webexchange Limited                 India          100.00
  4.   Satyam Education Services Limited          India          100.00
  5.   Satyam Institute of E-Business Limited     India          100.00
  6.   Safescrypt Limited                         India          100.00
  7.   Sify Plastics Commerce Limited             India           53.00
  8.   Sify Baron Net Devices Limited             India           51.00

   Investments in joint ventures are dealt with in accordance with the Accounting Standard (AS) 27 on "Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India.

                                                            Country of   Extent of Holding (%) as
S. No.                 Name of the Company                 Incorporation   on December 31, 2002
------                 -------------------                 ------------- ------------------------
  1.   Refco-Sify Securities India Private Limited             India                40%
  2.   Satyam Venture Engineering Services Private Limited     India                50%
  3.   CA Satyam ASP Private Limited                           India                50%

                       SATYAM COMPUTER SERVICES LIMITED

d) Investment in Satyam Infoway

   At the Extraordinary General Meeting held on December 9, 2002 Sify's shareholders approved the issue of shares to Softbank Asia Infrastructure Limited (SAIF) and Venture Tech Solutions Private Limited (VentureTech). On December 16, 2002, SAIF and VentureTech invested USD 13 Million and USD 3.5 Million respectively into Sify. Sify issued 7,558,140 to SAIF and 2,03,884 to VentureTech. On a fully diluted basis, SAIF and VentureTech own 21.8% and 5.9% respectively of Sify. Further VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of USD 3.5 million prior to May 1, 2003.

   Due to the above, Satyam's ownership interest in Sify reduced from 52.51% as of March 31, 2002 to 37.15% as of December 31, 2002. The consolidated financial statements include the financial statements of Sify upto December 9, 2002. Subsequent to December 9, 2002, Satyam has accounted for its interest in Sify under the equity method of accounting primarily due to lack of controlling interest in Sify. The consolidated financial statements for the year ended March 31, 2002 and nine months ended December 2002 are not comparable due to the above.

   Sify Limited has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003.

   In addition, Satyam will have no further obligation to fund additional operating or financing requirements of Sify.

e) Segment Reporting

   The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

   IT Services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

   Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. The companies corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Satyam also operates an on-line portal, Sify.com (formerly satyamonline.com), and related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

   Software Products, product development and creation of propriety software.

                       SATYAM COMPUTER SERVICES LIMITED

   Satyam's operating segment information for the period ended December 31, 2002 and year ended March 31, 2002 are as follows:

Business Segment

                                                   Quarter ended December 31, 2002
                                       -------------------------------------------------------
                                                    Internet  Software             Consolidated
                                       IT Services  Services  Products Elimination    Total
                                       ----------- ---------  -------- ----------- ------------
                                                             Rs. in Lakhs
Segment Revenue.......................  53,914.14   4,078.62   157.94    (53.59)    58,097.11
Segment result-Profit/(Loss)..........  12,727.44  (2,734.42)   37.23        --     10,030.25
Interest expense......................      25.21      31.36                            56.57
Other income..........................     (47.22)    425.78   (21.78)       --        356.78
Income taxes..........................   1,136.16                                    1,136.16
Profit/(Loss) in Associate Companies..         --    (273.19)      --        --       (273.19)
Profit/(Loss) before Minority Interest  11,518.85  (2,613.18)   15.45                8,921.12
Minority Interest.....................       6.33  (1,112.75)      --        --     (1,106.42)
Profit/(Loss) after Minority Interest.  11,512.52  (1,500.43)   15.45        --     10,027.53
Segment Capital Employed..............  84,843.81         --   269.26        --     85,113.07

                                                   Nine months ended December 31, 2002
                                       ----------------------------------------------------------
                                                    Internet   Software               Consolidated
                                       IT Services  Services   Products   Elimination    Total
                                       ----------- ----------  -------- ------------- ------------
                                                              Rs. in Lakhs
Segment Revenue....................... 153,609.27   12,982.47   410.51     (266.30)    166,735.95
Segment result-Profit/(Loss)..........  35,989.92  (14,470.49)   74.88          --      21,594.32
Interest expense......................      68.41       90.66       --          --         159.07
Other income..........................     769.55    1,227.33   (59.45)         --       1,937.43
Income taxes..........................   3,456.50          --       --          --       3,456.50
Profit/(Loss) in Associate Companies..         --     (273.19)      --          --        (273.19)
Profit/(Loss) before Minority Interest  33,234.56  (13,606.99)   15.43          --      19,643.00
Minority Interest.....................      21.97   (6,365.69)      --          --      (6,343.72)
Profit/(Loss) after Minority Interest.  33,212.59   (7,241.30)   15.43          --      25,986.71
Segment Capital Employed..............  84,843.81          --   269.26          --      85,113.07

                                                        Year ended March 31, 2002
                                       ----------------------------------------------------------
                                                    Internet    Software              Consolidated
                                       IT Services  Services    Products  Elimination    Total
                                       ----------- ----------  ---------  ----------- ------------
                                                              Rs. in Lakhs
Segment Revenue....................... 179,208.38   18,819.94     415.89   (1,763.08)  196,681.13
Segment result-Profit/(Loss)..........  45,503.46  (74,123.14) (1,394.96)         --   (30,014.66)
Interest expense......................     984.58      191.47         --          --     1,176.05
Other income..........................   7,244.57    1,568.86      37.35          --     8,850.78
Income taxes..........................   3,514.18          --         --          --     3,514.18
Profit/(Loss) before Minority Interest  48,249.27  (72,745.75) (1,357.61)         --   (25,854.11)
Minority Interest.....................     (21.23) (33,683.08)        --          --   (33,704.31)
Profit/(Loss) after Minority Interest.  48,270.49  (39,062.67) (1,357.61)         --     7,850.20
Segment Capital Employed..............  94,884.87   23,695.51     219.34          --   118,799.72

                       SATYAM COMPUTER SERVICES LIMITED

Geographic Segment

   Revenue attributable to location of customers is as follows:

                                  Revenue from external customers
                         --------------------------------------------------
                           Quarter ended   Nine months ended   Year ended
     Geographic location December 31, 2002 December 31, 2002 March 31, 2002
     ------------------- ----------------- ----------------- --------------
                                            Rs. in Lakhs
      North America.....     41,644.39        117,929.55      1,41,807.10
      Europe............      6,705.40         20,267.06        18,566.70
      Japan.............      1,302.01          3,404.41         4,326.99
      India.............      4,561.63         13,995.76        15,203.44
      Rest of the World.      3,883.68         11,139.17        16,776.90
                             ---------        ----------      -----------
         Total..........     58,097.11        166,735.95      1,96,681.13
                             =========        ==========      ===========

f) Earnings Per Share

   Calculation of EPS (Basic and Diluted):

                                                                 Equivalent No. of Shares
                                                    --------------------------------------------------
                                                      Quarter ended   Nine months ended   Year ended
S.No.                  Particulars                  December 31, 2002 December 31, 2002 March 31, 2002
-----                  -----------                  ----------------- ----------------- --------------
Basic
  1.  Opening no. of shares........................    314,541,200       314,540,000     28,11,90,000
  2.  Total Shares outstanding.....................    314,541,457       314,540,598     31,05,19,726
  3.  Profit/(Loss) After Taxation and.............
      Minority Interest (Rs. in Lakhs )............      10,027.53         25,986.71         7,850.21
  4.  EPS (Rs. per equity share of Rs. 2 each).....           3.19              8.26             2.53
Diluted
  5.  Stock options outstanding....................        750,001           744,973         2,66,617
  6.  Total shares outstanding (including dilution)    315,291,458       315,285,571     31,07,86,343
  7.  EPS (Rs. per equity share of Rs. 2 each).....           3.18              8.24             2.53

g) The aggregate amounts of each of the assets, liabilities, income and expenses related to Satyam's interest in the joint venture companies included in these financial statements as of December 31, 2002 is as under:

                                          Quarter ended   Nine months ended
     Particulars                        December 31, 2002 December 31, 2002
     -----------                        ----------------- -----------------
                                                   Rs. in Lakhs
     Income from Sales and Services....       624.51          1,757.38
     Other Income......................        18.54             64.51
     Personnel expenses................       317.97            842.86
     Other expenses....................       314.01            927.22
     Interest..........................         5.36              8.05
     Depreciation and Amortization.....       151.11            157.63
     Net Profit........................      (145.41)          (113.89)
     Secured Loans.....................       169.66            169.66
     Current Liabilities and Provisions       176.91            176.91
     Fixed Assets......................       287.82            287.82
     Sundry Debtors....................       468.28            468.28
     Cash and Bank Balances............       446.66            446.66
     Loans and Advances................       126.40            126.40

                       SATYAM COMPUTER SERVICES LIMITED

h) This being the first year of presentation of quarterly consolidated financial statements in line with the Accounting Standard 21 on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India, previous year figures have not been provided as they are unconsolidated and therefore do not permit meaningful comparison.